Mail Stop 3561

January 22, 2010

Marguerite N. Duffy
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, Tennessee 37801

> **Re:** **Ruby Tuesday, Inc.**
> **File No. 001-12454**
> **Form 10-K: For the fiscal year ended June 2, 2009**
> **Form 10-Q: For the quarterly period ended December 1, 2009**
> **Definitive Proxy Statement on Schedule 14A filed August 19, 2009**

Dear Ms. Duffy:

We have reviewed your December 18, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the quarterly period ended December 1, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note L – Commitments and Contingencies

Litigation, page 19

1. Please refer to your responses to our prior comment numbers 5 and 6. We note that as of December 1, 2009, you had only accrued $500,000 related to the civil action Dan Maddy v. Ruby Tuesday ("Dan Maddy"), as you expect the punitive damages that were awarded to the plaintiff to (i) be overturned or (ii) be reduced

to an amount that would not warrant recovery under your insurance policies. While we acknowledge that your belief is based upon your interpretations of both Tennessee state law and established legal precedent of the U.S. Supreme Court, it appears that there still may be significant uncertainty regarding your ability to successfully overturn the judgment. FASB ASC 450-20-50-1 indicates that the disclosure of an amount accrued for a loss contingency may be necessary in some circumstances for financial statements not to be misleading. Given that the currently awarded judgment related to the <u>Dan Maddy</u> civil action significantly exceeds your accrual related to the matter, we believe that disclosure of the amount accrued may be necessary for readers of your financial statements to assess your additional exposure to loss. Please revise your disclosure accordingly.

2. Please refer to your disclosure in Note L. Based upon your disclosure it appears that it is at least reasonably possible that the loss incurred with regard to the <u>Dan Maddy</u> civil action will exceed the amount that you have accrued related to the matter. Your disclosure also suggests that you plan to rely upon your insurance policies to cover any additional loss that may be incurred, if you are unable to overturn or reduce the assessed judgment to an amount that is below your self-insured retention. As noted in our prior comment number 5, it appears that your secondary insurance carrier has claimed that it did not receive timely notice of the <u>Dan Maddy</u> matter and has asserted a reservation of rights. In this regard, please confirm that should you determine it probable that your planned post-trial motion(s) and appeal(s) will be unsuccessful, appropriate consideration will be given to the accounting guidance and disclosure requirements outlined in footnote 58 to Question 2 of SAB Topic 5.Y prior to recognizing an asset for any expected insurance recoveries from your secondary insurance carrier.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources</u>

<u>Operating Activities, page 29</u>

3. We have reviewed your response to our prior comment number 7. However, we do not believe that your proposed disclosure fully addresses our prior comment. While we acknowledge that your proposed disclosure places less emphasis on the reconciling items referenced in our prior comment, you continue to provide only a limited analysis of your company's operating cash flows, in terms of cash receipts and cash disbursements. Please expand your disclosure, accordingly. Provide your proposed expanded disclosure as part of your response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

4. We note your response to our prior comment 8; however, please confirm to us that to the extent you believe that disclosure of targets is not required because you become aware of competitive harm that was not contemplated in your responses to our prior comments, or that the targets change in subsequent years, you will only omit targets to the extent that such targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, and you will discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels.

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You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Michelle Lacko at 202-551-3240 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief